Exhibit 99.2

FORM OF LETTER TO RECORD HOLDERS OF THE COMMON STOCK
OF
GYRODYNE COMPANY OF AMERICA, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Shareholders of Gyrodyne Company of America, Inc.

May 12, 2015

Dear Shareholder:

This letter is being distributed by Gyrodyne Company of America, Inc. (“ Gyrodyne ”) to all holders of record of shares of its common stock, par value $1.00 per share (the “ Common Stock ”), at 5:00 p.m., New York City time, on May 6, 2015 (the “ Record Date ”), in connection with a distribution in a rights offering (the “ Rights Offering ”) of non-transferable subscription rights (the “ Rights ”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the prospectus dated May 12, 2015 (a copy of which accompanies this letter) (the “ Prospectus ”).

In the Rights Offering, Gyrodyne is offering an aggregate of 2,224,020 shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on June __, 2015, unless extended (the “ Expiration Time ”). Rights not exercised by the Expiration Time will be void, of no value and will cease to be exercisable for Common Stock.

As described in the accompanying Prospectus, you will receive three Rights for every two share of Common Stock owned at 5:00 p.m., New York City time, on the Record Date. Each Right will allow you to subscribe for one share of Common Stock (the “ Basic Subscription Privilege ”) at the cash price of $2.75 per full share (the “ Subscription Price ”). For example, if you owned 10 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 15 Rights and would have the right to purchase 15shares of Common Stock for the Subscription Price.

In the event that you purchase all of the shares of common stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by shareholders through the exercise of their Basic Subscription Privileges (the “Unsubscribed Shares ”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the available shares will be allocated pro rata among those who properly exercise their Over-Subscription Privilege. “Pro rata” means in proportion to the number of shares of Common Stock that you and the other shareholders have subscribed for under the over-subscription privilege, so that the number of shares that would be allocated to you would equal the number of shares you have subscribed for in your over-subscription request multiplied by a fraction, the numerator of which is the number of available shares and the denominator of which is the aggregate number of over-subscription shares requested by all shareholders.

You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no shareholder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Privilege and Over-Subscription Privilege. Gyrodyne will eliminate fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

Gyrodyne can provide no assurances that each you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. Gyrodyne will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our shareholders exercise their Basic Subscription Privileges in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privileges.

●

To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

●

To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege; you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege.

The Rights will be evidenced by a non-transferable Rights certificate (the “ Rights Certificate ”) and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.    Prospectus;

2.    Rights Certificate;

3.     Form of Notice of Important Tax Information and Form W-9, if applicable (Request for Taxpayer Identification Number and Certification)); and

4.    A return envelope addressed to Computershare Trust Company, N.A., the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from MacKenzie Partners, Inc., the Information Agent. The Information Agent's telephone number is 800-322-2885. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very Truly Yours,

Gyrodyne Company of America, Inc.